Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

March 18, 2011	TSX-V: TMM

NEWS RELEASE

Timmins Gold Intersects 19.81 meters of 5.08 gpt Gold

in Ongoing Drill Program at San Francisco Mine

Timmins Gold Corp. (TMM, TSX-V) is pleased to announce that its ongoing drill program continues to extend and expand the mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. Highlights of the assays received from the 18,366 meters of drilling completed during January and February 2011 include 19.81 meters of 5.08 gpt gold in Hole TF-1058, 6.10 meters of 6.98 gpt gold in Hole TF-910, 3.05 meters of 17.19 gpt gold in hole TF-942, and 3.05 meters of 23.39 gpt gold in Hole TF-987 from the East and Southeast Zone up to 100 meters from the currently planned pit limits. The North and Northeast Zone returned assays of 10.67 meters of 4.12 gpt gold in Hole TF-1027, 4.57 meters of 3.92 gpt gold in Hole TF-1021 and 4.57 meters of 3.53 gpt gold in Hole TF-1024, also up to 100 meters from the currently planned pit limits.

The large number of holes which returned anomalous gold values, when combined with previous drill results indicate the potential for expansion of the open pit beyond its current projected limit and indicate that the mineralized system is now open in all directions around the pit.

As a result of the success of the ongoing drill program, Timmins Gold has contracted for six reverse circulation drill rigs and three core drill rigs. Four of the reverse circulation rigs are currently on site and the remainder will arrive on site by the end of the month. Two of the core rigs are currently on site while the third will arrive before the end of the month. By the end of March, the programmed rate of drilling will attain 30,000 meters per month of reverse circulation drilling and 5,000 meters of core drilling. A new exploration assay laboratory and sample preparation area are expected to be completed by August of 2011. The drill program and the new assay laboratory will be funded by cash flow from operations.

Timmins Gold is currently drilling 500 meter holes from inside the pit and around its periphery. These will be the deepest holes drilled to date at the San Francisco mine. The geological characteristics of the deposit indicate that the gold mineralization is deep-seated, or mesothermal, in origin. As such, it is hypothesized by management that the gold mineralization has the potential to extend to depths much greater than the 140 meter deep present pit bottom where the tenor of mineralization remains strong. In fact, there is no indication that the bottom of the mineralized system has been reached or is being approached. As well, mesothermal systems, with their significant depth extent, have the potential to transform into higher-grade “feeder” systems with depth, wherein higher-grade, gold-bearing vein systems at depth act as conduits for lower-grade, higher-level mineralization.

The tables below highlights the better intercepts from the last two months of drilling:

Drill Intercepts East and Southeast of the San Francisco Pit

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)

TF-910	0.00 and 38.10 includes 38.10 includes 39.62 includes 41.15	12.19 44.20 39.62 41.15 42.67	12.19 6.10 1.52 1.53 1.52	0.30 6.98 10.49 4.67 12.23

TF-911	45.72	47.24	1.52	7.63

TF-922	65.53 includes 68.58	71.63 70.10	6.10 1.52	2.04 6.73

TF-926	114.30 includes 115.82	120.40 117.35	6.10 1.53	1.63 5.42

TF-942	15.24 includes 15.24 includes 16.76	18.29 16.76 18.29	3.05 1.52 1.53	17.19 25.02 9.37

TF-945	70.10 includes 70.10 includes 71.63 and 94.49	74.68 71.63 73.15 97.54	4.58 1.53 1.52 3.05	2.82 6.30 2.17 2.53

TF-947	9.14 and 42.67 includes 42.67 and 67.06 includes 68.58 and 92.96	10.67 45.72 44.20 70.10 70.10 100.58	1.53 3.05 1.53 3.04 1.52 7.62	0.33 3.78 6.09 2.16 4.16 0.51

TF-950	10.67 and 30.48 include 38.10 and 80.77	12.19 42.67 39.62 82.30	1.52 12.19 1.52 1.53	3.50 1.09 5.60 2.17

TF-960	0.00 includes 1.52 include 32.00	4.57 3.05 33.53	4.57 1.53 1.53	2.11 3.97 4.29

TF-987	41.15 and 70.10 includes 70.10 and 85.34 and 114.30 includes 114.30	42.67 73.15 71.63 92.96 117.35 115.82	1.52 3.05 1.53 7.62 3.05 1.52	1.03 1.27 2.20 0.64 23.39 45.70

TF-1001	16.76 includes 16.76	22.86 18.29	6.10 1.53	2.35 8.55

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)

TF-1005	24.38 includes 25.91	28.96 27.43	4.58 1.52	1.34 3.71

Drill Intercepts North and NE of the San Francisco Pit

Drill Hole Number	From (m)	To (m)	True Width (m)	Au (g/t)

TF-1021	10.67 and 15.24 includes 16.76	12.19 19.81 18.29	1.52 4.57 1.53	0.32 3.92 9.53

TF-1024	71.63 includes 73.15 and 117.35	76.20 74.68 121.92	4.57 1.53 4.57	3.53 8.34 0.72

TF-1027	6.10 includes 6.10 and 83.82 includes 88.39 includes 89.92 and 96.01 includes 97.54	9.14 7.62 94.49 89.92 91.44 100.58 99.06	3.04 1.52 10.67 1.53 1.52 4.57 1.52	4.33 6.81 4.12 4.11 21.16 1.07 2.34

TF-1035	38.10 includes 38.10 includes 45.72 includes 50.29 and 128.02	51.82 39.62 47.24 51.82 131.06	13.72 1.52 1.52 1.53 3.04	1.33 5.38 2.16 2.89 1.06

TF-1053	88.39 includes 89.92	91.44 91.44	3.05 1.52	2.05 4.00

TF-1058	15.24 includes 15.24 includes 19.81 and 36.58 includes 38.10 includes 41.15 includes 48.77 includes 50.29 includes 51.82 includes 53.34 includes 60.96	22.86 16.76 21.34 56.39 39.62 42.67 50.29 51.82 53.34 54.86 62.48	7.62 1.52 1.53 19.81 1.52 1.52 1.52 1.53 1.52 1.52 1.52	0.99 2.04 2.32 5.08 9.15 7.12 38.22 3.74 2.15 3.24 0.61

TF-1059	68.58 and 74.68 includes 76.20	71.63 83.82 77.72	3.05 9.14 1.52	0.25 1.58 4.83

TF-1060	6.10 and 42.67 includes 45.72	13.72 47.24 47.24	7.62 4.57 1.52	0.48 1.71 4.55

TF-1085	67.06 includes 67.06 includes 68.58 and 94.49 and 100.58 includes 105.15	79.25 68.58 70.10 96.02 105.15 106.68	12.19 1.52 1.52 1.53 4.57 1.53	1.61 4.13 5.91 4.95 1.74 4.73

The exploration success follows upon the commencement of commercial production at the San Francisco Mine in April 2010. The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s expectation that the ongoing drill program could lead to a significant increase in the mineral resource at San Francisco and could potentially also lead to the discovery of additional satellite deposits within the existing land package.

The samples collected during the drilling were prepared and assayed in the San Francisco Mine assay laboratory using fire assay and gravimetric finish. Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. A minimum of fifteen percent of the pulps assayed in the mine lab were also sent to IPL-Inspectorate Lab, for check assays and a minimum of ten per cent of the original samples assayed by IPL will be sent to other independent labs for check assays. The check assays were cross-referenced to the mine assays and the results verified.

Important Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold shareholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold shareholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520 – 609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timminsgold.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers is available in a prospectus/proxy statement Timmins Gold filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

About Timmins Gold

Timmins Gold Corp is a gold production and development company. In April 2010, Timmins Gold commenced commercial production at its wholly owned San Francisco gold mine in Sonora, Mexico. Timmins Gold has projected production at a rate of approximately 100,000 ounces of gold per year at a life of mine cash cost of approximately $489 per ounce. (Micon International Preliminary Feasibility Study, November 2010).

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, a director of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the COO of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:

Bruce Bragagnolo, LLB

Chief Executive Officer

604-638-8980

bruce@timminsgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology, such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

5